UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2013

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the Third Quarter of Fiscal Year 2013

BEIJING, China, December 19, 2013 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the third quarter of fiscal year 2013 ended September 30, 2013.

Third Quarter 2013 Highlights (1)

•                      The Company generates substantially all of its revenues from online advertising, primarily through an advertising agency agreement with Shengyue, an affiliate wholly owned by Shanda Interactive, pursuant to which Shengyue acts as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources.

•                      GAAP net loss was US$3.44 million (RMB21.05 million), as compared to a net loss of US$2.54 million in the second quarter of 2013 and US$3.25 million in the third quarter of 2012. Non-GAAP net loss, which the Company defines as net loss excluding expenses (benefits) associated with share-based compensation, was US$3.14 million (RMB19.20 million) in the third quarter of 2013, as compared to non-GAAP net loss of US$2.38 million in the second quarter of 2013 and US$3.26 million in the third quarter of 2012.

•                      Basic and diluted loss per ADS was US$0.07 (RMB0.43) in the third quarter of 2013, as compared to US$0.05 in the second quarter of 2013 and US$0.07 in the third quarter of 2012.

•                      Cash and cash equivalents were US$6.09 million (RMB37.28 million) as of September 30, 2013.

•                      Net cash used in operating activities was US$3.86 million (RMB23.63 million) in the third quarter of 2013, as compared to US$0.93 million in the second quarter of 2013 and US$1.92 million in the third quarter of 2012.

(1)             The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.1200, representing the noon buying rate as of September 30, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on September 30, 2013, or at any other rate.

“In the third quarter of 2013, the major tasks for the Company were to establish a new strategy to strengthen our leading position in the UGC area in China and to enhance the Company’s brand to attract more quality advertisers as well as talent,” Mr. Fang Du, Chief Executive Officer of Ku6 Media, commented.  “The new strategy we’ve launched is to leverage influences of events with unique themes, developments in the mobile market, and in-depth collaboration with TV stations, to boost website traffic, promote the Company’s brand and more importantly to test an innovative business model for the online video industry.”

“In October, we launched The UGC Entertainment Awards, the very first TV station and Internet simulcast program focusing on UGC content in China,” continued Mr. Du. “The program aims to boost China’s UGC industry by inspiring people to record their memorable moments. More than that, it was also China’s very first program produced jointly by an online video company and a traditional TV station. As of today, The UGC Entertainment Awards has become one of the most popular TV program nationally among all the TV programs aired at the same time slot. We believe this is a good start for our TV station — Internet collaboration business model.”

“Going forward, we will keep focusing on our goals and exploring more innovative business models under our core strategy — User Generated Content. We strive to bring the best rewards to our supportive investors and hard-working employees.”

Third Quarter 2013 Financial Results

Total revenues were US$3.40 million (RMB20.83 million) in the third quarter of 2013, representing a decrease of 0.4% from US$3.42 million in the second quarter of 2013 and an increase of 11.4% from US$3.06 million in the third quarter of 2012.

The Company generated 96.1% of total revenues in the third quarter of 2013 through this affiliated advertising agent, as compared to 89.9% of total revenues in the second quarter of 2013.

Cost of revenues was US$3.69 million (RMB22.60 million) in the third quarter of 2013, representing a decrease of 5.2% from US$3.90 million in the second quarter of 2013 and an increase of 0.8% from US$3.66 million in the third quarter of 2012.

Gross loss was US$0.29 million (RMB1.77 million) in the third quarter of 2013, as compared to a gross loss of US$0.48 million in the second quarter of 2013 and a gross loss of US$0.61 million in the third quarter of 2012. Non-GAAP gross loss, which is herein defined as a gross loss excluding expenses (benefits) associated with share-based compensation, was US$0.25 million (RMB1.51 million) in the third quarter of 2013, as compared to a non-GAAP gross loss of US$0.44 million in the second quarter of 2013 and a non-GAAP gross loss of US$0.58 million in the third quarter of 2012.

Operating expenses were US$4.12 million (RMB25.18 million) in the third quarter of 2013, representing an increase of 24.8% from US$3.30 million in the second quarter of 2013 and an increase of 44.4% from US$2.85 million in the third quarter of 2012. Non-GAAP operating expenses, which are herein defined as operating expenses excluding expenses (benefits) associated with share-based compensation, were US$3.86 million (RMB23.60 million) in the third quarter of 2013, as compared to non-GAAP operating expenses of US$3.17 million in the second quarter of 2013 and US$2.88 million in the third quarter of 2012. The increase in operating expenses as compared to the second quarter of 2013 was primarily due to (1) expenses for promotional campaigns and marketing events held in the third quarter of 2013, (2) the effect of a gain on disposal included in second quarter 2013 operating expenses relating to the sale of network equipment, and (3) an increase in share-based compensation expenses arising from stock option awards mostly granted to new-joined management and talents.

Operating loss was US$4.40 million (RMB26.95 million) in the third quarter of 2013, representing an increase of 16.7% from US$3.77 million in the second quarter of 2013 and an increase of 27.5% from US$3.46 million in the third quarter of 2012. Non-GAAP operating loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$4.10 million (RMB25.11 million) in the third quarter of 2013, as compared to the non-GAAP operating loss of US$3.61 million in the second quarter of 2013 and US$3.46 million in the third quarter of 2012.

Net loss was US$3.44 million (RMB21.05 million) in the third quarter of 2013, representing an increase of 35.3% from US$2.54 million in the second quarter of 2013 and an increase of 5.8% from US$3.25 million in the third quarter of 2012. Non-GAAP net loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$3.14 million (RMB19.20 million) in the third quarter of 2013, as compared to US$2.38 million in the second quarter of 2013 and US$3.26 million in the third quarter of 2012. The increase in net loss as compared to the second quarter of 2013 was primarily attributable to (1) an increase in expenses for promotional campaigns and marketing events held in the third quarter of 2013, (2) the effect of a gain on disposal included in second quarter 2013 operating expenses relating to the sale of network equipment, and (3) an increase in share-based compensation expenses arising from stock option awards mostly granted to new-joined management and talents.

Net loss per basic and diluted ADS was US$0.07 (RMB0.43) in the third quarter of 2013, as compared to US$0.05 in the second quarter of 2013 and US$0.07 in the third quarter of 2012. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.3 million in the third quarter of 2013, 47.3 million in the second quarter of 2013 and 48.3 million in the third quarter of 2012.

Adjusted EBITDA loss, which is herein defined as net loss before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), equity in loss of affiliates and other non-operating items, was US$3.31 million (RMB20.23 million) in the third quarter of 2013, as compared to adjusted EBITDA loss of US$2.69 million in the second quarter of 2013 and US$2.58 million in the third quarter of 2012.

As of September 30, 2013, the Company had US$6.09 million (RMB37.28 million) in cash and cash equivalents, compared to US$9.96 million as of June 30, 2013. The decrease was primarily attributable to US$3.86 million (RMB23.63 million) of net cash used in operating activities.  Additionally, the balance of net working capital (excess of current assets over current liabilities) declined from December 31, 2012 to September 30, 2013.  In the near term, the Company expects to continue to incur net cash outflows associated with operating activities for the fourth quarter.  To alleviate near-term pressure on the Company’s liquidity and enhance financial flexibility, the Company is currently exploring financing options.

Recent Business Developments

Ku6 Media Joins Hands with Zhejiang TV to Launch the UGC Entertainment Awards

The Company held a press conference in Beijing on October 12, announcing its collaboration with Zhejiang TV, a top TV station in China, to launch the UGC Entertainment Awards — the very first TV and Internet simulcast program focusing on UGC content in China.

Ku6 Media Announces the Love-Theme UGC Video Campaign

The Company held a press conference on August 13, Chinese Valentine’s Day, to announce its love-theme UGC video campaign. The Company’s new slogan “Short is Cool” was first introduced at the press conference, representing the Company’s commitment to offer more quality short-form videos by leveraging the prosperity of mobile devices and mobile platforms as well as through promotional campaigns and marketing events.

Share Repurchase Program of 2011

Pursuant to a share repurchase program announced on December 30, 2011, the Company’s Board of Directors have authorized the Company to repurchase up to an aggregate of US$3.2 million of its outstanding ADSs from time to time following the date thereof, based on market conditions. As of September 30, 2013, the Company has repurchased 157,567 ADSs from open market under this program.  There were no share repurchases in the third quarter of 2013.

Conference Call Information

Ku6’s management team will be hosting a corresponding conference call at 8:00 pm EST on Thursday, December 19, 2013 (9:00 am Beijing time on Friday, December 20, 2013).

Dial-in numbers:

International Dial-in Number:	+65 67239381
United States Toll Free Number:	18665194004
Mainland China Toll Free Number:	4006208038 / 8008190121
Hong Kong Toll Free Number:	800930346
Conference ID:	22629562

A replay will be available from 11:00 pm December 19, 2013 EST for 7 days.

International Dial-in Number:	+61 2 8199 0299
United States Toll Free Number:	18554525696
Mainland China Toll Free Number:	4006322162 / 8008700205
Hong Kong Toll Free Number:	800963117
Conference ID:	22629562

A live and archived webcast of the conference call will also be available at

http://www.media-server.com/m/p/dhj8xijz

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User -Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s  annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA loss.  We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss and non-GAAP net loss as the respective nearest comparable GAAP financial measure excluding expenses (benefits) associated with share-based compensation. We define adjusted EBITDA loss as net loss before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), equity in loss of affiliates and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director
Telephone +86 10 5758 6835
ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2012	September 30, 2013	September 30, 2013
	US$	US$	RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	13,071	6,091	37,277
Accounts receivable, net	67	42	257
Accounts receivable due from related parties	4,399	5,543	33,923
Prepaid expenses and other current assets	523	432	2,644
Other receivables due from related parties	6,097	2,762	16,903
Total current assets	24,157	14,870	91,004
Non-current assets:
Deposits	310	335	2,050
Property and equipment, net	2,918	1,681	10,288
Acquired intangible assets, net	22,552	21,383	130,864
Goodwill	6,233	6,233	38,146
Total non-current assets	32,013	29,632	181,348
TOTAL ASSETS	56,170	44,502	272,352

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,645	4,505	27,571
Accounts payable due to related parties	—	384	2,350
Accrued expenses and other current liabilities	9,353	8,976	54,933
Other payables due to related parties	3,780	375	2,295
Total current liabilities	17,778	14,240	87,149
Non-current deferred tax liabilities	4,826	4,826	29,535
Total liabilities	22,604	19,066	116,684
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,732,446,560 shares and 4,727,148,360 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	236	236	1,444
Additional paid-in capital	177,183	176,947	1,082,916
Accumulated deficit	(141,940)	(149,592)	(915,503)
Accumulated other comprehensive loss	(1,913)	(2,155)	(13,189)
Total Ku6 Media Co., Ltd. shareholders’ equity	33,566	25,436	155,668
Non-controlling interests	—	—	—
Total shareholders’ equity	33,566	25,436	155, 668
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,170	44,502	272,352

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

(Amounts in thousands, except for	For the Three Months Ended				For the Nine Months Ended
number of shares and ADS and per share and per ADS data)	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising
Third parties	161	344	134	820	1,214	607	3,715
Related parties	2,895	3,075	3,270	20,012	9,551	9,284	56,818
Total revenues	3,056	3,419	3,404	20,832	10,765	9,891	60,533

Cost of revenues:
Advertising
Third parties	3,662	3,702	3,542	21,677	10,853	10,377	63,508
Related parties	—	193	151	924	—	344	2,105
Total cost of revenues	3,662	3,895	3,693	22,601	10,853	10,721	65,613

Gross profit (loss)	(606)	(476)	(289)	(1,769)	(88)	(830)	(5,080)

Operating expenses:
Product development	468	952	1,064	6,512	1,410	2,367	14,486
Sales and marketing	283	642	754	4,614	892	1,696	10,379
General and administrative	2,098	1,703	2,297	14,058	5,015	5,618	34,382
Total operating expenses	2,849	3,297	4,115	25,184	7,317	9,681	59,247

Operating loss	(3,455)	(3,773)	(4,404)	(26,953)	(7,405)	(10,511)	(64,327)

Interest income	129	16	56	343	462	102	624
Other income	256	1,216	909	5,563	1,249	2,773	16,971
Interest expenses	(114)	—	—	—	(564)	(16)	(98)
Equity in loss of affiliates	(66)	—	—	—	(252)	—	—
Loss before income tax expense	(3,250)	(2,541)	(3,439)	(21,047)	(6,510)	(7,652)	(46,830)

Income tax benefit	—	—	—	—	—	—	—

Net loss	(3,250)	(2,541)	(3,439)	(21,047)	(6,510)	(7,652)	(46,830)

Loss per share - basic and diluted
Net loss	(US$0.00)	(US$0.00)	(US$0.00)	(RMB0.00)	(US$0.00)	(US$0.00)	(RMB0.01)

Loss per ADS - basic and diluted
Net loss	(US$0.07)	(US$0.05)	(US$0.07)	(RMB0.43)	(US$0.13)	(US$0.16)	(RMB0.98)

Weighted average shares used in per share calculation - basic and diluted	4,832,763,530	4,726,880,171	4,726,724,447	4,726,724,447	4,956,990,158	4,728,448,844	4,728,448,844
Weighted average ADSs used in per ADS calculation - basic and diluted	48,327,635	47,268,802	47,267,244	47,267,244	49,569,902	47,284,488	47,284,488

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Nine Months Ended
(Amounts in thousands)	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(3,250)	(2,541)	(3,439)	(21,047)	(6,510)	(7,652)	(46,830)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation (reversal)	(5)	162	302	1,848	444	(183)	(1,120)
Depreciation and amortization	877	917	796	4,872	2,553	2,650	16,218
Amortization and write-down of licensed video copyrights	—	—	—	—	1	—	—
Bad debt reversal	(187)	(176)	(66)	(404)	(2,202)	(339)	(2,075)
Reversal of legal provision	—	—	—	—	(565)	—	—
Exchange gain	(93)	(128)	(61)	(373)	(101)	(235)	(1,438)
Equity in loss of affiliates	66	—	—	—	252	—	—
Gain on disposal of property and equipment	—	(137)	—	—	(21)	(150)	(918)
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	188	113	67	410	2,969	332	2,032
Prepaid expenses and other current assets	(290)	133	(203)	(1,242)	145	91	557
Amount due from related parties	232	1,923	(1,817)	(11,120)	(603)	(1,109)	(6,787)
Deposits and other non-current assets	—	(25)	—	—	—	(25)	(153)
Accounts payable	658	(260)	(171)	(1,047)	(1,381)	(66)	(404)
Accrued expenses and other current liabilities	(171)	(950)	575	3,519	508	(377)	(2,307)
Amount due to related parties	54	39	156	955	107	1	6
Net cash used in operating activities	(1,921)	(930)	(3,861)	(23,629)	(4,404)	(7,062)	(43,219)
Cash flows from investing activities:
Purchases of property and equipment	(1,092)	—	(21)	(129)	(1,272)	(62)	(379)
Proceeds from disposal of property and equipment	—	142	—	—	23	142	869
Payments for licensed video copyrights	(88)	(74)	—	—	(236)	(74)	(453)
Restricted cash for pledge of bank loans	3,600	—	—	—	3,600	—	—
Loans to related parties under common control by Shanda	—	—	—	—	(470)	—	—
Repayment of loans to related parties under common control by Shanda	—	—	—	—	9,700	3,300	20,196
Net cash provided by (used in) investing activities	2,420	68	(21)	(129)	11,345	3,306	20,233
Cash flows from financing activities:
Repurchase of ordinary shares	(8,083)	(17)	—	—	(8,083)	(58)	(355)
Proceeds from exercise of stock options	—	—	6	37	—	6	37
Repayment for loans from bank	(3,148)	—	—	—	(3,148)	—	—
Repayment of loans from related parties under common control of Shanda	—	—	—	—	(9,904)	(3,210)	(19,645)
Net cash provided by (used in) financing activities	(11,231)	(17)	6	37	(21,135)	(3,262)	(19,963)
Effect of exchange rate changes on cash and cash equivalents	(5)	26	9	55	(12)	38	232
Net increase (decrease) in cash and cash equivalents	(10,737)	(853)	(3,867)	(23,666)	(14,206)	(6,980)	(42,717)
Cash and cash equivalents, beginning of period	23,282	10,811	9,958	60,943	26,751	13,071	79,994
Cash and cash equivalents, end of period	12,545	9,958	6,091	37,277	12,545	6,091	37,277

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of United States dollars (“US$”) and Renminbi (“RMB”), unaudited)

1.              Non-GAAP Gross Profit (Loss)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
Gross profit (loss)	(606)	(476)	(289)	(1,769)	(88)	(830)	(5,080)
Add back: expenses (benefits) associated with share-based compensation	28	39	43	263	92	(115)	(704)
Non-GAAP gross profit (loss)	(578)	(437)	(246)	(1,506)	4	(945)	(5,784)

2.              Non-GAAP Operating Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
Operating expenses	2,849	3,297	4,115	25,184	7,317	9,681	59,248
Deduct: expenses (benefits) associated with share-based compensation	(33)	123	259	1,585	352	(68)	(416)
Non-GAAP operating expenses	2,882	3,174	3,856	23,599	6,965	9,749	59,664

3.              Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
Product development expenses	468	952	1,064	6,512	1,410	2,367	14,486
Deduct: expenses (benefits) associated with share-based compensation	22	19	35	214	41	(107)	(655)
Non-GAAP product development expenses	446	933	1,029	6,298	1,369	2,474	15,141

4.              Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
Sales and marketing expenses	283	642	754	4,614	892	1,696	10,379
Deduct: expenses (benefits) associated with share-based compensation	8	10	11	67	20	(39)	(238)
Non-GAAP sales and marketing expenses	275	632	743	4,547	872	1,735	10,617

5.              Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
General and administrative expenses	2,098	1,703	2,297	14,058	5,015	5,618	34,382
Deduct: expenses (benefits) associated with share-based compensation	(63)	94	213	1,304	291	78	477
Non-GAAP general and administrative expenses	2,161	1,609	2,084	12,754	4,724	5,540	33,905

6.              Non-GAAP Operating Loss

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
Operating loss	(3,455)	(3,773)	(4,404)	(26,953)	(7,405)	(10,511)	(64,327)
Add back: expenses (benefits) associated with share-based compensation	(5)	162	302	1,848	444	(183)	(1,120)
Non-GAAP operating loss	(3,460)	(3,611)	(4,102)	(25,105)	(6,961)	(10,694)	(65,447)

7.              Non-GAAP Net Loss

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(3,250)	(2,541)	(3,439)	(21,047)	(6,510)	(7,652)	(46,830)
Add back: expenses (benefits) associated with share-based compensation	(5)	162	302	1,848	444	(183)	(1,120)
Non-GAAP net loss	(3,255)	(2,379)	(3,137)	(19,199)	(6,066)	(7,835)	(47,950)

8.              Adjusted EBITDA Loss

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(3,250)	(2,541)	(3,439)	(21,047)	(6,510)	(7,652)	(46,830)
Add back (deduct):
Interest income	(129)	(16)	(56)	(343)	(462)	(102)	(624)
Interest expenses	114	—	—	—	564	16	98
Income tax benefit	—	—	—	—	—	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	877	917	796	4,872	2,553	2,650	16,218
EBITDA loss	(2,388)	(1,640)	(2,699)	(16,518)	(3,855)	(5,088)	(31,138)

Adjustments:
Share-based compensation	(5)	162	302	1,848	444	(183)	(1,120)
Equity in loss of affiliates	66	—	—	—	252	—	—
Other income	(256)	(1,216)	(909)	(5,563)	(1,249)	(2,773)	(16,971)
Adjusted EBITDA loss	(2,583)	(2,694)	(3,306)	(20,233)	(4,408)	(8,044)	(49,229)

*            For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name:	Frank Feng
Title:	Chief Financial Officer

Date:  December 20, 2013